

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Michael R. Egeck
Chief Executive Officer
Leslie's, Inc.
2005 East Indian School Road
Phoenix, Arizona 85016

> **Re: Leslie's Inc.**
> **Amendment No. 3 to Form S-1 Filed October 28, 2020**
> **Exhibit No. 4.4**
> **File No. 333-249372**

Dear Mr. Egeck:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements.

Sincerely,

Division of Corporation Finance